NATIONAL AMERICAN UNIVERSITY 5301 S. Highway 16 | Rapid City, SD 57701

June 17, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	National American University Holdings, Inc.
Form 10-K for the year ended May 31, 2014
Response Dated May 13, 2015
File No. 001-34751

Dear Mr. Spirgel:

National American University Holdings, Inc. (the “Company,” or “our”) is electronically transmitting hereunder our response to the Staff’s follow-up comments to our response, dated May 13, 2015, to the Staff’s April 22, 2015 comment letter, discussed during a teleconference call between the Staff and Dr. Ronald L. Shape, the Company’s Chief Executive Officer on May 21, 2015, with respect to our Form 10-K for fiscal year ended May 31, 2014, filed on August 8, 2014.  For your convenience, we have repeated below the Staff’s comments from its April 22, 2015 letter in bold and have followed each comment with our response.

Summary of Significant Accounting Policies

Academic Revenue Recognition, page 91

1.
We note your response to comment number 3. It appears to us that on the day the student withdraws from a course and you are required to return the Title IV funds, you should reassess your revenue recognition policy to determine whether collectability continues to be reasonably assured. If collectability is not reasonably assured; it appears that you should recognize revenue on a cash basis. In this regard, tell us about your historical collection experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

The Company recognizes academic revenue over the term of the academic quarter for each student. This recognition aligns with the Company’s financial reporting quarter for its undergraduate academic terms.  Pursuant to FASB Accounting Standard Codification (“ASC”) 605, academic revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists between the Company and the student, services are rendered by the Company to the student, tuition and fee prices charged by the Company are fixed or determinable, and collectability is reasonably assured.  If a student withdraws from our institution prior to the completion of the academic term, we refund the portion of tuition and registration fees already paid that, pursuant to our refund policy and applicable federal and state law and accrediting agency standards, we are not entitled to retain. Generally, the amount to be refunded to a student is calculated based upon the period of time the student has attended classes and the amount of tuition and registration fees paid by the student as of their withdrawal date. Further, at the point a student withdraws from our institution, we assess the collectability of each student account. As part of our reassessment of revenue recognition, we believe we have been able to reliably estimate the uncollectable amount based on the Company’s historical collection experience. As a result, we have recorded a charge to bad debt expense in operating expenses to recognize such amounts.

The following table summarizes the revenue recognized and collection experience for students that withdrew from our institution for the years ended May 31, 2014, 2013 and 2012, respectively.

Student Withdrawals

(in thousands)	May 31, 2014	May 31, 2013	May 31, 2012
Tuition revenue	$2,578	$2,066	$2,064
Bad debt expense	$2,325	$1,949	$1,998
Cash collected	$202	$101	$73
Collection as a percent of tuition revenue	7.8%	4.9%	3.5%

ASC 605 does not specifically define the term “reasonably assured” nor does it provide a quantitative threshold for meeting the criteria. The Company acknowledges and accepts that there can be differences in the application of judgment with respect to the quantitative threshold for meeting the criteria of “reasonably assured” in ASC 605. However, given the low level of collection experience, the Company acknowledges that collectability for these withdrawn students is not reasonably assured and therefore we should recognize revenue on a cash basis. As such, the Company has evaluated whether the error in the revenue recognition process for withdrawn students would have materially affected its historical consolidated financial statements.  The Company considered the guidance in FASB ASC 250-10 Accounting Changes and Error Corrections, SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statements (“SAB 108”), in evaluating whether the error in the revenue recognition process for withdrawn students would have materially impacted previously issued consolidated financial statements. In accordance with SAB 99 and SAB 108, the Company evaluated the materiality of the error from both quantitative and qualitative perspectives.

Quantitative Analysis

SAB 108 requires that companies evaluate whether a change in accounting methodology is material based on the higher result of the “rollover” method and the “iron curtain” method. Under the “rollover” method, also known as the “current period” or “income statement” method, the accounting change is quantified as the amount by which the current year income statement would be adjusted. The “iron curtain” method, also known as the “cumulative” or “balance sheet” method, quantifies the accounting change as the cumulative amount by which the current balance sheet would be adjusted. The Company reviewed the quantitative impact of the change in the revenue recognition process as compared to the Company’s balance sheet and income statement using both of these methods for the fiscal year ended May 31, 2014.

The table below compared, on a quantitative basis, the cumulative amount of the change in the revenue recognition process for withdrawn students to the Company’s current assets, stockholders’ equity, revenue, operating income, net income, and diluted earnings per share under the iron curtain and roll-over methods as of and for the period ended May 31, 2014:

Iron Curtain Method	As Reported	As Adjusted	Percentage Change in Line Item
	(in thousands)
Current Assets	$40,280	$40,228	(0.1)%
Stockholders’ Equity	$51,195	$51,164	(0.06)%
Revenue	$127,753	$125,376	(1.9)%
Selling, general, and administrative expense	$85,286	$82,961	(2.7)%
Operating Income	$6,253	$6,201	(0.8)%
Net Income	$3,468	$3,437	(0.9)%
Diluted EPS	$0.14	$0.14	0%

Roll-over Method	As Reported	As Adjusted	Percentage Change in Line Item
	(in thousands)
Current Assets	$40,280	$40,228	(0.1) %
Stockholders’ Equity	$51,195	$51,164	(0.06) %
Revenue	$127,753	$127,341	(0.3) %
Selling, general, and administrative expense	$85,286	$84,910	(0.4) %
Operating Income	$6,253	$6,218	(0.6) %
Net Income	$3,468	$3,447	(0.6) %
Diluted EPS	$0.14	$0.14	0%

Qualitative Analysis

In considering the materiality of the error, the Company also considered all of the qualitative factors set forth in SAB 99.

●	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

Yes, the misstatement is capable of precise measurement.

●	whether the misstatement masks a change in earnings or other trends.

No.

●	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

No.

●	whether the misstatement changes a loss into income or vice versa.

No.

●	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Yes, the misstatement affects the National American University (“NAU”) segment which comprises over 98% of consolidated revenue in each of the years ended May 31, 2014, 2013, and 2012.

●	whether the misstatement affects the registrant’s compliance with regulatory requirements.

No.

●	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

No.

●	whether the misstatement has the effect of increasing management’s compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

No.

●	whether the misstatement involves concealment of an unlawful transaction.

No.

Based on the foregoing, the error correction with respect to the revenue recognition policy for withdrawn students, when considered in the context of the quantitative and qualitative analyses described above, is immaterial, as it relates to the NAU segment and the Company as a whole, as a reasonable investor would not be significantly influenced by the change. Therefore, we will prospectively record revenue for students who withdraw during a term on a cash basis.

The following summarizes our proposed disclosure in future filings regarding the change in methodology related to the recognition of academic revenue for students who have withdrawn from a class prior to completion of such class.

Item 8. Financial Statements and Supplementary Data.

Note 3. Summary of Significant Accounting Policies (added disclosure italicized)

Academic Revenue Recognition - Academic revenue represents tuition revenue and the revenue generated through NAU’s teaching relationships with other non-related party institutions. Tuition revenue and affiliate revenue is recorded ratably over the length of respective courses. Academic revenue also includes certain fees and charges assessed at the start of each term. The portion of tuition and registration fees payments received but not earned is recorded as student accounts payable or deferred income and reflected as a current liability on the consolidated balance sheets, as such amount represents deposits due back to students or revenue that the Company expects to earn within the next year. Academic revenue is reported net of adjustments for refunds and scholarships. If a student withdraws prior to the completion of the academic term, students are refunded the portion of tuition and registration fees already paid, that pursuant to the Company’s refund policy and applicable federal and state law and accrediting agency standards, the Company is not entitled to. Refunds and scholarships are recorded during the respective terms. For students that have taken out financial aid to pay their tuition and for which return of Title IV funds is required as a result of his or her withdrawal, the Company estimates the expected receivable balance that exists at the time of their withdrawal and records a provision to reduce revenue for that amount.  The amount is then recognized as revenue at the time the receivable is collected.

 Academic Revenue Recognition, page 91

2.
Your response to comment 3 contradicts your assertion on comment 2. It is unclear to us why you continue recognizing revenue after the student withdraws. Please tell us in detail the instances that you recognize revenue after a student withdraws.

As noted in 1. above, the Company will change its accounting methodology with respect to the revenue recognition process for withdrawn students, when considered in the context of the quantitative and qualitative analyses described above, is immaterial, as a reasonable investor would not be significantly influenced by the change. Therefore, we will prospectively record revenue for students who withdraw during a term on a cash basis.

______________________

In connection with the Staff’s comments, the Company confirms that it will comply with the Staff’s comments above in future filings and acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at (605) 721-5220.

Very truly yours,

/s/ Ronald L. Shape
Ronald L. Shape, Ed. D.
Chief Executive Officer